

Mail Stop 3628

January 7, 2009

Via Facsimile and US Mail

William J. Schifino, Sr., Esq.
Williams, Schifino, Mangione & Steady P.A.
One Tampa City Center
201 North Franklin Street
Suite 3200, P.O. Box 380
Tampa, FL 33601

Re: Premier Exhibitions, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on December 29, 2008

Soliciting Materials Filed Pursuant to Rule 14a-12
Filed on December 29, 2008 and January 7, 2009
File No. 0-07258

Dear Mr. Schifino:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise the preliminary proxy statement in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist the company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A Filed on December 29, 2008
General

1. The EDGAR header tag used to identify your proxy statement is incorrect. You should have filed the preliminary proxy statement with the intention of soliciting in opposition to Sellers Capital LLC's solicitation with an EDGAR header tag of PREC14A, not PRE 14A. Please contact the SEC's Filer Support Branch at 202.551.8900 to inquire if this header tag can be retroactively corrected.

2.   We note the following statement appearing in the Letter to Shareholders and on page 5 of your document: "In short, you are being asked to turn over control of the Company to Mr. Sellers. In return, however, Sellers is not providing you with a control premium, nor a clear and concrete path to realizing value for your investment in Premier Exhibitions." Please provide us with the basis upon which you believe a change in control is occurring. Additionally, please revise this statement to remove the implication that Mr. Sellers is required to pay a premium.

3.   Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Support for opinions or beliefs must be self-evident, disclosed in the proxy statement or provided to the staff.   Further, you must refrain from making any insupportable statements. We cite the following statements that, at a minimum, must be supported on a supplemental basis or, at a maximum, require both support and recharacterization as statements of belief or opinion:

- If the Sellers Capital Nominees are elected, Sellers may be able to exercise significant influence over, if not control, the Board of Directors." (page 3).

- "[T]he Special Committee concluded that Sellers' solicitation represents a danger to corporate policy and effectiveness." (page 5).

Alleged Difficulty in Working With Other Senior Managers, and No Succession Plan in Place for the CEO, page 6

4.   We refer you the Form 8-K filed on December 4, 2008 and specifically to Exhibit 99.1 which appears to contain the resignation notice of Mr. Harold W. Ingalls, your Chief Financial Officer. In that notice, Mr. Ingalls provides that he is resigning due to his inability to work with senior members of management and "[i]n particular, [his] operating mode and organizational approach are not compatible with those of Arnie Geller . . ."   Please expand this section to briefly discuss Mr. Ingalls' submission of a resignation notice and the general contents of the notice.

Cost and Method, page 13

5.   We note that in addition to solicitation by mail, directors and officers of the company may-solicit by "telephone or other forms of telecommunication." If such other forms include the Internet, please tell us whether the company plans to solicit via internet chat rooms, and if so, tell us which websites it plans to utilize.

6.   Please be advised that all written soliciting materials, including any scripts to be used in soliciting revocations over the telephone or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Information Regarding the Participants in This Consent Revocation Solicitation, page 13

7.   We note your disclosure generally providing that "each of our directors and certain of our executive officers and other employees may be deemed to be a 'participant' in this solicitation of revocations of consents . . . ." Please revise your disclosure to remove doubt as to who is a participant by stating definitively that such person is a participant in the solicitation. Refer to Instruction 3 to Item 4 of Schedule 14A for the definition of a participant.

Form of Consent Revocation

8.   Please revise your proxy statement and form of consent revocation to make clear whether the four persons listed in the proxy materials and on the form of consent revocation as being nominated by management of the Company have consented to being named in the proxy statement. Refer to Exchange Act Rule 14a-4(d) and section II.I of Exchange Act Release No. 31326 (October 16, 1992) for guidance. The rule specifies that a person shall not be deemed to be a bona fide nominee and shall not be named as such unless that person has consented to be named in the proxy statement.

Soliciting Materials Filed January 7, 2009

9.   We note the disclosure you provide in response number 2 to Seller Capital's comments regarding approval of the consent revocation statement. Please revise your proxy statement to provide similar disclosure regarding the special committee's authority to act on behalf of the full board of the company. Please also include disclosure that directors Mark Sellers and Hugh Sam dissented from the vote authorizing such empowerment to the special committee.

10.   We note the disclosure you provide in response number 15 to Seller Capital's comments regarding the expiration date of Mr. Thomas Zaller's employment agreement. Please revise your proxy statement to disclose the expiration dates of the employment agreements you have with Messrs. Arnie Geller and Zaller.

*   *   *

Please amend the preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the Schedule 14A filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your Schedule 14A filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Attorney Advisor
Office of Mergers & Acquisitions

cc: Lina Angelici, Esq.
Williams Schifino Mangione & Steady P.A.